**OPERATING AGREEMENT**
**Simple Machine, LLC**
**A Manager Managed Limited Liability Company**

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into as of the 29th day of April, 2016 (the "Effective Date") by and among Simple Machine, LLC (collectively, the "Members"). The Members and any other parties who from time to time may execute the Joinder attached hereto as Exhibit A (the "Joinder") hereby form a limited liability company under the laws of the State of Arizona (the "Company"), and hereby agree to operate the Company pursuant to the terms and provisions hereinafter set forth.

## RECITALS

**WHEREAS,** On April 27th, 2016, the Articles of Organization of Simple Machine, LLC, a limited liability company organized under the law of the State of Arizona (the "Company"), was filed with the Arizona Corporation Commission; and

**WHEREAS,** the parties desire to operate Company as a limited liability company under the Act (as defined below) as set forth in this Agreement to provide for the management of the business and the affairs of Company, the allocation of profits and losses, the distribution of cash of Company among the Members (as defined below), the rights, obligations and interests of the Members to each other and to the Company, and to certain other matters;

**NOW, THEREFORE,** in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members hereby agree as follows:

## ARTICLE I.
## DEFINITIONS

When used herein, the following terms shall have the meanings assigned to them in this Article:

1.1. "**Act**" means the Arizona Limited Liability Company Act, A.R.S. §§ 29-601 et seq., as amended from time to time.

1.2. **"Adjusted Capital Account Deficit"** shall mean, with respect to any Partner, the deficit balance, if any, in such Partner's Capital Account as of the end of the applicable Fiscal Year after (i) crediting such Capital Account with any amounts which such Partner is, or is deemed to be, obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and (ii) debiting such Capital Account with the amount of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.3. **"Affiliate"** means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question.

1.4. "**Agreement**" means this Operating Agreement, as amended from time to time.

1.5. "**Assignee**" means a Person with a financial interest but not a voting interest in the Company, e.g. a transferee of a membership interest not yet approved as a Member by the Remaining Members.

1.6. **"Available Cash"** means cash or property received by the Company, less any portion thereof required for indebtedness or expenses of the Company (including loans from Members), or to establish sufficient working capital reserves, in each case as determined by the Manager, in its sole and absolute discretion.

1.7. "**Business**" means the business of overseeing and managing the daily operations of the Arena Music LLC and Arena Merchandising LLC service platforms.

1.8. "**Capital Account**" means, in respect of any Member, the capital account that Company establishes and maintains for such Member pursuant to Section 3.1.

1.9. "**Capital Contribution**" means cash, other property, the use of property, services rendered or any other valuable consideration transferred to the Company as consideration for issuing an interest in the Company. Such contribution may be in the form of property valued at the Gross Asset Value of such approved property contributed or deemed contributed to the capital of company with respect to a Member's Membership Interest (net of liabilities secured by such contributed property that Company is considered to assume or take subject to under Code Section 752). A Capital contribution shall not be considered a loan to Company.

1.10. **"Cause"** means gross negligence, reckless indifference or intentional misconduct relating to the Business.

1.11. "**Class A Member**" means a Member holding Class A Units.

1.12. "**Class A Unit**" means an interest in Company held by a Member identified as a Class A member on Schedule 1 attached hereto, and entitle the holder thereof to such rights, preferences, and privileges to which a Class A Member is entitled, as set forth herein.

1.13. "**Class B Member**" means a Member holding Class B Units

1.14. "**Class B Unit**" means an interest in Company held by a Member identified as a Class B Member on Schedule 1 attached hereto, and entitles the holder thereof to such rights, preferences and privileges to which a class B Member is entitled, as set forth herein.

1.15. "**Code"** means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

1.16. "**Company**" means Simple Machine, LLC, an Arizona limited liability company.

1.17. **"Company Minimum Gain"** means partnership minimum gain (as that term is defined in Treasury Regulations Section 1.704-2(b)(2)) with respect to the Company.

1.18. "**Company Property**" means all assets held by the Company from time to time, including all capital contributions and revenues received by the Company.

1.19. **"Depreciation"** means, for each Fiscal Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year bears to such beginning adjusted tax basis; and, provided further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

1.20. **"Dissociation"** means, with respect to any Member, any event which causes such Member to cease to be a Member of the Company, as described in Section 11.1.

1.21. **"Gross Asset Value"** means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any property other than money contributed by a Member to the Company shall be the gross fair market value of such property, as agreed to by the contributing Member and the non-contributing Member(s);

(b) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the contribution of more than a de minimis amount of assets to the Company by a new or an existing Member as consideration for a Membership Interest in the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for the Membership Interest of such Member; (iii) immediately after the acquisition of a Membership Interest through the exercise of a noncompensatory option (as defined in Treasury Regulation Section 1.721-2(f)); and (iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) of this sentence shall be made only if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Manager; and

(d) if the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (a) or paragraph (b) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation (and not the depreciation, amortization, or other cost recovery deductions allowable for federal income tax purposes) taken into account with respect to such asset for purposes of computing Profits and Losses.

1.22. "**Joinder**" has the meaning set forth in the preamble to this Agreement.

1.23. "**Majority-in-Interest**" means Members holding more than 50% of the Percentage Interests entitled to vote.

1.24. "**Manager**" means the Person designated as such in Section 5.9 and each other person duly appointed as "Manager"

1.25. "**Member**" means each Person who (a)is an initial signatory to this Agreement; (b) has been admitted to Company as a Member in accordance with this Agreement and has executed the Joinder; or (c) is an assignee who becomes a Member in accordance with Article VI; and in each case whose Membership Interest has not been terminated.

1.26. **"Member Nonrecourse Debt"** has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4) for "partner nonrecourse debt."

1.27. **"Member Nonrecourse Debt Minimum Gain"** has the meaning set forth in Treasury Regulation Section 1.704-2 for "partner nonrecourse debt minimum gain."

1.28. **"Member Nonrecourse Deductions"** has the meaning set forth in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

1.29. "**Membership Interest**" means a Member's entire interest in Company, including such Member's right to share in income, gains, losses, deductions, credits or similar items of, and to receive distributions (liquidating or otherwise) from Company, the right to vote or participate in the management of Company, and the right to receive information concerning the business and affairs of Company, in each case pursuant to an to the extent provided by the terms of this Agreement.

1.30. **"Nonrecourse Deductions"** has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

1.31. "**Percentage Interest**" means, with respect to a Member(s), the Units held by such Member(s), as a percentage of the total of all issued and outstanding Units of Membership Interest.

1.32. "**Person**" shall mean any person or company who is not a party to this Agreement.

1.33. "**Profits and Losses**" means net taxable income, or loss of the Company for federal income tax purposes and all items (including items of income, loss, gain, deduction, credit or expenditure) of the Company that are separately stated for federal income tax purposes.

1.34. "**Purchase Price**" shall have the meaning set forth in Section 11.3.

1.35. **"Regulations"** means the United States federal tax regulations, including any temporary or proposed regulations promulgated under the Code, as such regulations may be amended from time to time, including corresponding provisions of succeeding regulations.

1.36. "**Remaining Members**" shall mean those Members who are not the protagonist or subject of the vote in question, e.g. the sale of an interest by a Member.

1.37. **"Subsidiary"** shall mean any corporation, partnership, limited liability company or other entity of which fifty percent (50%) or more is, directly or indirectly, owned by the Company.

1.38. "**Substituted Member**" means any Person admitted to the Company as a Member pursuant to Article IX hereof.

1.39. "**Super-Majority-in-Interest**" means the vote of sixty per cent (60%) of all the Percentage Interests held by the Class A Members.

1.40. **"Transfer"** shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Membership Interests.

1.41. "**Unrecovered Capital Contributions**" shall mean, with respect to each Class A Member at any given time, the amount by which such Class A Member's Capital Contributions exceed all distributions made to such Class A Member under Section 4.13(a) hereof.

## ARTICLE II.
## THE COMPANY

2.1. **Name.** The name of the Company shall be Simple Machine, LLC. Any change in the name of the Company shall require the approval of all of the Members.

2.2. **Purpose**. The purpose of the Company shall be to market, promote, and expand the reach and awareness of all Arena branded concepts throughout the United States and all other worldwide territories.

2.3. **Registered Office and Statutory Agent**. The Company shall have and maintain a registered office and statutory agent in the State of Arizona. The registered office of the Company shall be: 2375 East Camelback Road Suite 600, Phoenix, AZ 85016. The registered statutory agent for service of process upon the Company shall be Damon Evans. Damon Evans is located at 2375 East Camelback Road Suite 600, Phoenix, AZ 85016

2.4. **Principal Place of Business**. The principal place of business of the Company shall be: 2375 East Camelback Road Suite 600, Phoenix, AZ 85016. The Members may change the principal place of business of the Company to any other place within or without the State of Arizona.

2.5. **Term**. The term of the Company shall continue in perpetuity, unless the Company is dissolved earlier as set forth in this Agreement.

2.6. **Filings.** Articles of Organization shall be filed with the Arizona Corporation Commission in accordance with the provisions of the Act and amended as and when required by law. In addition, a Notice of Existence and all amendments to the Articles of Organization shall be published in accordance with the requirements of the Act.

2.7. **Business Transactions with Company**. Any Member and any affiliated person may engage in business transactions of any kind whatsoever with the Company. Such dealings shall be on

terms no less favorable to the Company than those that could be obtained from an unaffiliated party.

2.8. **Tax Treatment as Partnership**. It is the intent of the Members that Company shall always be operated in a manner consistent with its treatment as a "partnership" for Federal and State income tax purposes. Except as provided in the foregoing sentence, the members intend Company to be a limited liability company under the Act, and that they be Members, and not partners in a partnership. No Member shall take any action inconsistent with the express intent of the parties hereto. Notwithstanding the foregoing, Company may change its tax treatment as determined by Manager and approved by the Internal Revenue Service

2.9. **Units; Two Classes of Units**. Each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gains, losses, deductions and expenses of Company, shall be represented by units of limited liability company interest (each, a "Unit"). Company initially shall have (2) authorized classes of Units, designated Class A Units and Class B Units, and Company shall have two (2) classes of Members, the Class A Members and the Class B Members. The ownership by a Member of Units shall entitle such Member to allocations of Profits and Losses and other items of income, gain, loss or deduction, and distributions of class and other property, as set forth in Article VI and Schedule 1. Company may issue up to 49% interest of membership interests as either Class A or Class B units.

## ARTICLE III.
## CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

3.1. **Initial Capital Contributions and Capital Accounts**. An individual Capital Account shall be maintained for each Member in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv). The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with the above-mentioned regulation, and shall be interpreted and applied in a manner consistent with those Regulations. In the event Manager determines that it is prudent to modify the manner in which the capital accounts, or any debits or credit thereto, are computed in order to comply with such Regulations, Manager may cause company to make such modifications; provided, however, that no such modification has a material adverse effect upon any Member's economic entitlement under this Agreement. If any Membership Interest (or portion thereof) shall succeed to the transferring Member's capital account attributable to such Membership Interest (or portion thereof). As of the Effective Date, each Member has contributed its respective Capital Contribution and has a Capital Account and Membership Interest as set forth on Schedule 1.

3.2. **Capital Contributions of Members**. The Members have contributed cash, property and services to the Company as the amount of Initial Capital set forth opposite their respective names, as follows:

| | |
|---|---|
| Damon L. Evans | Knowledge, experience, business plan, and cash |
| John Chipps-Harding | Knowledge, experience, IT management, and development |

The failure of either Member described above to provide the services described for a period of not less than five (5) years shall be a breach of this Agreement and upon the majority vote of the Remaining Members shall result in either the pro rata decrease of the Percentage Interest or Dissociation from the Company; provided, however, that after either such Member has provided the services described above for a period of not less than five (5) years, then such Member's Membership Interest shall be fully vested, and shall no longer subject to forfeiture.

3.3. **Default.** If any Member fails to make the required Capital Contribution under the terms of this Agreement, the Company shall have all rights and remedies, at law or equity, to enforce the provisions of this Agreement.

3.4. **No Additional Capital Contribution Obligations**. Except with the consent of the Manager and all of the Members making such contribution, no Member shall have any obligation to make contributions to the capital of the Company, nor shall there be any requirement to re-acquire contribution. This provision shall not preclude members from making voluntary additional Capital Contributions to be recorded. The initial Capital Contributions of the Members and the respective interests of the Members in the Profits and Losses of the Company are reflected in this Agreement and any amendment hereto. The Manager shall cause the Agreement to be amended from time to time to reflect the withdrawal of one or more Members or the admission of one or more additional Class A Members.

3.5. **Return of Capital Contributions**. Except in accordance with the terms of this Agreement; (i) no member shall be entitled to withdraw, redeem, or to receive a return of, any part of a Capital Contribution or to receive any distributions, whether of money or property, from Company, (ii) no Member or Manager shall have any liability for the return of the Capital Contributions of any Member, and (iii) no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

3.6. **Withdrawal of Capital by Membership Interest Holders**. Except as otherwise specifically provided in this Agreement, prior to the liquidation of the Company, no Membership Interest holder shall have the right to require the return of his/her/its Capital Contribution or the balance of his/her/its Capital Account. There is no agreed upon time when the Capital Contribution of a Membership Interest holder is to be returned. No Membership Interest holder shall have any right to demand and receive property, in lieu of cash, in return of his/her/its Capital Account. Provided, however, the Company shall have the option to distribute property in lieu of cash in the event the Company does not have cash resources available to it for such purpose.

## ARTICLE IV.
## PROFITS, LOSSES, ALLOCATIONS AND DISTRIBUTIONS

4.1. **Allocations of Profits and Losses**. After giving effect to the special allocations set forth in Sections 4.2 through 4.11, Profits, Losses, and to the extent necessary, individual items of income, gain, loss or deduction of Company shall be allocated among the Members in a manner

such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to the excess of:

*(A)* the distributions that would be made to that Member if:

*(B)* the Company were dissolved, its affairs wound up and its assets sold for an amount of cash equal to their Gross Asset Values;

*(C)* all liabilities of the Company were satisfied (limited with respect to each non-recourse liability to the Gross Asset Value of the assets securing such liability); and

*(D)* the net assets of the Company were distributed to the Members immediately after making such allocation; over

*(E)* the sum of (i) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and

*(F)* the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in its capacity as a Member, to the Company, computed immediately prior to the hypothetical sale of assets described in this Section 4.1.

4.2. **Loss Limitation**. Notwithstanding anything to the contrary in Section 4.1, items of Losses, including, loss and deduction otherwise allocable to a Member under this Agreement that would cause such Member (hereinafter, a "**Restricted Member**") to have an Adjusted Capital Account Deficit (or increase such a deficit) as of the end of the Fiscal Year to which such items relate shall not be allocated to such Restricted Member and instead shall be specially allocated to all Members who would not have an Adjusted Capital Account Deficit, on a pro rata in accordance with their relative Percentage Interest, until no Member would be entitled any further allocation; and thereafter, as determined by the Manager.

4.3. **Regulatory Allocations**. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

4.4. **Minimum Gain Chargeback**. If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.4 is intended to comply with the "minimum gain chargeback" requirements of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

4.5. **Chargeback Attributable to Member Nonrecourse Debt**. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such Fiscal Year shall be specially allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in

accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(i). This Section 4.5 is intended to comply with the "partner minimum gain chargeback" requirements of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

4.6. **Qualified Income Offset**. If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that results in an Adjusted Capital Account Deficit for the Member, such Member shall be allocated items of income and book gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible; provided, that an allocation pursuant to this Section 4.6 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.6 were not in the Agreement. This Section 4.6 is intended to constitute a "qualified income offset" as provided by Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

4.7. **Gross Income Allocation**. In the event any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year that is in excess of the amount such Member is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member will be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 4.7 shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article IV have been made as if this Section 4.7 were not in the Agreement.

4.8. **Member Nonrecourse Deductions**. Member Nonrecourse Deductions shall be allocated among the Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in the ratio in which they share economic risk of loss for such Member Nonrecourse Debt. This provision is to be interpreted in a manner consistent with the requirements of Regulations Section 1.704-2(b)(4) and (i)(1).

4.9. **Nonrecourse Deductions**. Any Nonrecourse Deductions for any Fiscal Year and any other deductions or losses for any Fiscal Year referable to a liability owed by the Company to a Person other than a Member to the extent that no Member bears the economic risk of loss shall be specially allocated to the Members in proportion with their respective Units.

4.10. **Section 754 Adjustments**. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with their interests in the Company in the event Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the

Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

4.11. **Curative Allocations**. The allocations set forth in Sections 4.2 through 4.10 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the applicable Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this Article IV, the Regulatory Allocations shall be taken into account in allocating Profits, Losses and other items of income, gain, loss and deduction to the Members for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Profits, Losses and other items shall be equal to the amount that would have been allocated to each Member if the Regulatory Allocations had not occurred. The Manager, acting in its reasonable discretion, shall make the minimum modifications to the allocation provisions of this Agreement necessary or appropriate to preserve the underlying economic objectives of the Members as reflected in this Agreement.

4.12. **Distribution of Company Funds**. No distribution of operating income, allocations of same, Company funds or assets is mandatory. Subject to the duty of repayment of loans from or to Members, interim distributions may be disbursed among the members.

4.13. **Distributions of Available Cash**. Subject to Section 4.12, the Available Cash of Company shall be distributed to the Members, as and when determined by the Manager, as follows:

*(A)* First, one hundred percent (100%) to all Class A Members with positive Unrecovered Capital Contribution balances, in proportion to their relative Unrecovered Capital Contribution balances, until each Class A Member's Unrecovered Capital Contribution account balance has been reduced to zero; and

*(B)* Thereafter, to the Class A Members and the Class B Members, in proportion to their relative Percentage Interests.

4.14. **Record Dates**. Any allocations of Profits and Losses shall be made, to the Persons shown on the records of Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless Company's taxable year is separated into segments, if there is a Transfer of a Membership Interest during the taxable year, the Profits and Losses shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, Company's taxable year shall be segregated into two or more segments in order to account for Profits, Losses, or proceeds attributable to any extraordinary non-recurring items of Company.

4.15. **Withholding Taxes**.

(a) Company shall withhold taxes from distributions to, and allocations among, the Members to the extent required by law. Except as otherwise provided in this Section 4.15, any amount so withheld by Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 4.13. An amount shall be considered withheld by Company if, and at the time, remitted to a governmental agency without regard to whether such remittance occurs at the same time as the distribution or allocation to which such amount relates; provided, however, that an amount actually withheld from a specific

distribution or designated by Company as withheld from a specific allocation shall be treated as if distributed at the time such distribution or allocation occurs.

(b) Each Member hereby agrees to indemnify Company and the other Members for any liability they may incur for failure to properly withhold taxes in respect of such Member. Moreover, each Member hereby agrees that neither Company nor any other Member shall be liable for any excess taxes withheld in respect of such Member's interest and that, in the event of overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate governmental authority.

*(c)* Taxes withheld by third parties from payments to Company shall be treated as if withheld by Company for purposes of this Section 4.15. Such withholding shall be deemed to have been made in respect of all the Members in proportion to their respective allocable shares of the underlying items of Profits to which such third party payments are attributable. In the event that Company receives a refund of taxes previously withheld by a third party from one or more payments to Company, the economic benefit of such refund shall be apportioned among the Members in a manner reasonably determined to offset the prior operation of this Section 4.15(c) in respect of such withheld taxes.

4.16. **No Restoration of Negative Capital Accounts**. No Member shall be obligated to restore a Capital Account with a balance of less than zero.

4.17. **Compliance with Laws and Regulations**. It is the intent of the Members that each Member's distributive share of Company tax items be determined in accordance with this Agreement to the fullest extent permitted by Sections 704(b) and 704(c) of the Code. Therefore, notwithstanding anything to the contrary contained herein, if Company is advised, as a result of the adoption of new or amended regulations pursuant to Code Sections 704(b) and 704(c), or the issuance of authorized interpretations, that the allocations provided in this Agreement are unlikely to be respected for Federal income tax purposes, Manager is hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for Federal income tax purposes.

4.18. **Distributions with Respect to Taxes.**

Within ninety (90) days after the conclusion of each Fiscal Year, and to the extent of the Available Cash, Company shall make a distribution to each Member (a "**Tax Distribution**") equal to the amount by which (A) the product of (i) the highest combined marginal federal and state of Arizona income tax rates imposed on the ordinary income of individuals who are residents of Arizona for tax purposes (taking into account the deductibility of state taxes for federal income tax purposes); and (ii) Company's taxable income for federal income tax purposes allocated to such Member for such Fiscal Year, exceeds (B) the aggregate amount of distributions made by Company to such Member pursuant to Section 4.13 with respect to such Fiscal Year; provided, however, that to the extent possible, Company shall make quarterly distributions in respect of the amounts to be distributed annually pursuant to this Section 4.18 in order to facilitate the Members' ability to make quarterly estimated tax payments with respect to the taxable income of Company allocated to them, and in determining and making the required Tax Distribution after the end of each Fiscal Year, Company shall make appropriate adjustments to reflect

the actual results of such Fiscal Year and take into account any quarterly Tax Distributions made during such Fiscal Year. The amount of any Tax Distributions made to a Member under Section 4.18 shall be offset against future distributions to which such Member is entitled under Section 4.13 as quickly as possible in such a manner that, immediately after any distribution has been made pursuant to Section 4.13, the cumulative amount of distributions that have actually been received by each Member pursuant to Sections 4.18 and 4.13 shall equal (to the extent possible) the distributions to which such Member would have been entitled if all such distributions had been made by Company in accordance with Section 4.13.

## ARTICLE V.
## MANAGEMENT OF THE COMPANY

5.1. **Management by Manager**. Except as otherwise provided herein, the business and affairs of the Company shall be managed exclusively by its designated Manager. The Manager shall direct, manage, and control the business of the Company to the best of his or her ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company in performing its duties under this Agreement. The Manager shall act in good faith and in a manner that the Manager reasonably believes to be in the best interests of the Company and its Members.

5.2. **Actions on Behalf of Company**. Without limiting the generality of the foregoing provisions of Section 5.1, Manager or Manager's designee hereby is authorized and empowered to carry out and implement any and all of the following actions on behalf of the Company; at Manager's sole and ultimate discretion;

(a) engaging personnel, including the officer(s) of the Company, and doing such other acts and incurring such other expenses on behalf of the Company as it may deem necessary or advisable in connection with the Company's affairs, including the determination and payment of distributions to Members, and compensation to Manager (if any), in accordance with this Agreement;
(b) forming Subsidiaries, raising capital therefrom, and issuing equity interests therein;
(c) engaging and compensating attorneys, accountants, investment advisers, agents or other such Persons as it may deem necessary or advisable;
(d) opening, maintaining, conducting and closing accounts, including depositary, custodial, brokerage, margin, client or discretionary accounts, with banks, brokers, investment advisers, or other Persons, and paying the fees and charges for transactions in such accounts;
(e) executing, delivering and performing such other contracts, agreements, and such other undertakings as it may deem necessary or advisable for the conduct of Company's business;
(f) determining the amount and timing of payment of any bonus to any Person;

(g) amending Schedule 1 hereto, from time to time, to accurately reflect the Members and their respective Percentage Interests, Capital Accounts and Units;

(h) issuing a Class A or Class B Membership Interest in the Company at a time and at a price determined in Manager's sole discretion, and

(i) filing, if advisable, a Code Section 754 election for Company.

5.3. **Devotion of Time as Manager.** It is acknowledged that Manager has other business interests to which Manager may devote part of Manager's time. Manager shall devote to Company such efforts as Manager in Manager's sole discretion shall deem reasonably necessary to manage the business and affairs of Company, it being understood that nothing herein shall require Manager to devote Manager's full time to the business and affairs of Company. Subject to Section 6.11, nothing contained in this Agreement shall preclude Manager or any of Manager's employees, representatives, officers, shareholders, members, equity holders, attorneys, accountants or agents (or any of their respective partners, employees, representatives, members, equity holders, attorneys, accountants or agents) from acting as a director, stockholder, member, officer, official, consultant or employee or advisor of any Person, from receiving compensation for services rendered in connection with the foregoing, from acting as a principal or employee of any Person with whom Company may contract for services or otherwise, or participating in profits derived from investments in any such Person, or from investing in any securities or other property for his, her or its own account.

5.4. **Reimbursements**. Upon substantiation of the amount and purpose thereof, Manager shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of Company, including, without limitation, reimbursement for reasonable legal fees and expenses incurred by Manager or one or more of Manager's Affiliates in connection with the formation and funding of Company, and the preparation, negotiation, execution, delivery and amendment of this Agreement and any and all agreements and dealings between Manager and Company.

5.5. **Exculpation**. Any fiduciary duties of Manager hereby are reduced to the minimum fiduciary duties permissible under Arizona law. Without limiting the foregoing, Manager shall not be liable to Company or any Member for: (i) any claims, costs, expenses, damages or losses arising out of or in connection with the performance of Manager's duties as Manager; or (ii) any act or omission performed or omitted to be performed by Manager in good faith and pursuant to the authority granted to Manager under this Agreement other than those solely and directly attributable to Manager's gross negligence or willful misconduct. Manager shall not be liable to any Member for claims, costs, expenses, damages or losses due to circumstances beyond Manager's control, including, without limitation, due to the negligence, dishonesty, bad faith or misfeasance of any employee, broker or other agent of Company.

5.6. **Officers.** Manager may appoint officers of Company in Manager's discretion. Any number of offices may be held by the same person. Manager may choose such officers and agents, as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by Manager. The officers of Company shall be empowered to carry out the day-to-day operations of Company and to

implement the actions authorized by Manager. Any officer may be removed either with or without cause by Manager at any time. Any officer may resign at any time by giving written notice to Manager. No officer need be a Member.

5.7. **Title to Assets**. Manager shall cause all assets of Company to be held in the name of Company. Nothing in this Agreement shall require that any asset of Manager, any Member or any of their Affiliates not contributed pursuant to this Agreement, or in a separate agreement by and between such Manager, Member or any of their Affiliates, and Company, be made an asset of Company.

5.8. **Resignation, Removal and Replacement of Manager**. Manager may resign at any time by giving written notice to the Members. Manager may only be removed for Cause only in accordance with the definition of "Cause." The resignation or removal of Manager shall not affect the former Manager's rights as a Member, if applicable, and shall not constitute a withdrawal from Company as Member. Vacancies in the position of Manager shall be filled pursuant to an affirmative vote of a Super-Majority-in-Interest of Class A interest holders.

5.9. **Number, Tenure and Qualifications.** There shall be one manager. The initial Manager shall be Damon Evans. The Manager shall hold office until he resigns or is removed. The Manager need not be a resident of Arizona or a Member of the Company.

5.10. **Affiliate Transactions**. The Members acknowledge and agree that Company may enter into arrangements or agreements (either written or oral) with Manager, a Member, and/or one of their respective Affiliates, whereby Manager, a Member, and/or one of their respective Affiliates, or one of Company's Affiliates, may provide certain services and/or financing to Company at agreed rates, including, without limitation, leasing space to Company and providing professional, administrative and/or advisory services for Company.

5.11. **Action by Members**. Members may act by written consent. Each written consent shall state the action taken and it shall be signed by both Members (so long as there are only two (2) Members), and to the extent there are more than two (2) Members, it shall be signed by a majority of the Members, except that all Members must sign a written consent for the actions set forth in the preceding paragraph.

5.12. **Meetings & Written Minutes**. It is not contemplated that there will be regular annual meetings of the Company. Written minutes of the business transacted at Company meetings (if any) shall be made and retained at the Company's registered office, only if requested by a Member.

5.13. **Limited Liability of Members**. No Member shall be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company whether arising in tort or contract solely by reason of being a Member and each Member's liability shall be limited as set forth in the Act and other applicable law.

5.14. **Covenant Not to Withdraw**. A Member shall not have the right to withdraw from the Company or reduce its Capital Contribution to the Company, except as a result of the Company's

dissolution or as otherwise provided by and in accordance with this Agreement, and each Member covenants not to withdraw from the Company except as expressly permitted by this Agreement. Upon any withdrawal, any amounts that would otherwise be distributable to the withdrawing Member by operation of applicable law, shall be (i) reduced by the amount of damages to which the Company is entitled from such Member as a result of the withdrawal; and (ii) distributed to such Member, without interest, at the time of the final distribution to be made to all Members when the Company is dissolved and its assets liquidated.

5.15. **Authority to Bind the Company**. Unless authorized in writing to do so by this Agreement or by a Manager, no Member, agent, or employee of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. However, the Manager may act by or through a duly authorized attorney-in-fact.

5.16. **Manager Has No Exclusive Duty to Company**. The Manager shall direct, manage and control the business of the Company to the best of its ability and shall make all decisions and perform all acts reasonably required to accomplish the business and objectives of the Company. The Manager shall not, however, be required to manage the Company as its sole and exclusive function. The Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other activities of the Manager or to the income or proceeds derived therefrom.

5.17. **Tax Returns and Other Elections**. The Manager shall at the expense of the Company cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Manager.

## ARTICLE VI
## MEMBERSHIP, MEETINGS, VOTING

6.1. **Acts Requiring Vote of Class A Members**. Except as expressly set forth in this Agreement, (i) no Member shall have any rights or preferences in addition to or different from those possessed by any other Member of the same class, and (ii) no Member shall have any voting, approval or consent right, and each of the Members hereby waives such Member's right to vote on, consent to, approve or disapprove of, any act, transaction, matter or thing relating to the business and affairs of Company, which are the exclusive purview of Manager as set forth in Section 5.1. To the extent of their respective voting rights, each Member shall vote in proportion to such Member's Percentage Interests of the governing record date, determined in accordance with Section 6.2 hereof. Unless otherwise provided in this Agreement (i) actions of Members permitted by this Agreement shall be pursuant to the prevailing vote of a Majority-in-Interest, and (ii) no Member shall be prohibited from voting merely by reason of the fact that such Member would be voting on a matter of particular interest to such Member. Upon receiving the

prior approval of the Manager the following are the only acts with respect to which Class A Members may vote on:

(a). Adopt this Agreement, amend or amend and restate this Agreement (if such amendment materially and adversely affects the Members as set forth herein), revoke this Agreement, or authorize a transaction, agreement or action or behalf of the Company that is unrelated to its business purpose or that otherwise violates the Agreement;

(b). Issue an interest in the Company to any Person;

(c). Approve a plan of merger or consolidation of the Company pursuant to the Act

(d). Authorize an amendment to the articles of organization of the Company

(e). Approve a plan to terminate or dissolve the Company;

(f). Elect a trustee to liquidate or distribute the Company assets upon a dissolution caused by one (1) of the events set forth in Section 10.1 hereof; and

(g). Take any other action which, under applicable law, must be authorized by the Members.

6.2. **Record Dates**. The record date for determining the Members entitled to written notice at any meeting or to vote, or entitled to receive any distribution, or to exercise any right in respect of any other lawful action shall be the date set by Manager.

6.3. **Membership Certificates**. Company may, but shall not be required, to issue certificates evidencing Units to Persons who, from time to time, are Members of Company; provided, that once such certificates have been issued, they shall continue to be issued as necessary to reflect current Units held by Members. To the extent issued, such membership certificates shall be in such form as may be approved by Manager, shall be manually signed by Manager, and shall bear conspicuous legends evidencing the restrictions on transfer described in, and the purchase rights of Company and Members set forth in, Article IX. All issuances, reissuances, exchanges and other transactions in Units involving Members shall be recorded in a permanent ledger as part of the books and records of Company. Unless and until membership certificates are issued, a signed copy of this Agreement with Schedule 1 appended hereto (as amended from time to time) shall evidence the Units issued to Persons who, from time to time, are Members of Company. The failure of any Person signing as Manager to continue to be Manager shall not affect the validity of the certificates.

6.4. **Meetings: Call, Notice and Quorum**. Company shall not be required to hold an annual or regular meeting of Members; if convened, however, meetings of the Members may be held at such date, time and place as the Manager may fix from time to time. At any meeting of the Members, Manager shall preside at the meeting. A meeting of the Members may be called at any time by the Manager or by any Member for the purpose of addressing any matter on which the vote, consent or approval of the Members is required or permitted under this Agreement. Notice of any meeting of the Members shall be sent or otherwise given by the Manager to the Members

in accordance with this Agreement not less than ten (10) nor more than sixty (60) calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. Except as the Members may otherwise unanimously agree, no business other than that described in the notice may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Majority-in-Interest, represented in person or by proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage Interests as specified in this Agreement or the Act.

6.5. **Adjournment of Meetings**. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business that might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the vote of a Majority-in-Interest represented at that meeting either in person or by proxy. Notice of the adjourned meeting need not be given to Members entitled to written notice if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than forty-five (45) days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which cases written notice of the adjourned meeting shall be given to each Member of record entitled to vote at the adjourned meeting in the manner provided in Section 6.4.

6.6. **Waiver of Notice**. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if a quorum is present at that meeting, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting (if any). Attendance of a Member at a meeting shall constitute waiver of notice, except when that Member objects at the beginning of the meeting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

6.7. **Proxies**. At all meetings of Members, a Member may vote in person or by written proxy. Such proxy shall be filed with Manager before or at the time of the meeting, and may be filed by facsimile transmission to Manager at the principal office of Company or such other address as may be given by Manager to the Members for such purposes.

6.8. **Participation in Meetings by Conference Telephone**. Members may participate in a meeting through use of conference telephone, electronic video screen communications or similar communications equipment, so long as all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

6.9. **Action by Members Without a Meeting**. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted. If the Members are requested to consent to a matter without a

meeting, each Member shall be given notice of the matter to be voted upon through an email from Manager to each Member delivered at least five (5) days prior to the intended day of such action. Any action taken without a meeting shall be effective when the required minimum number of votes have been received. Prompt written notice of the action taken shall be given to all Members who have not consented to the action.

6.10. **No Withdrawal.** Except as otherwise provided in this Agreement, no Member may withdraw, disassociate, retire or resign from Company.

6.11. **Competing Activities.**

(a) During the term of this Agreement and for a period of one (1) year thereafter, except with the prior written approval of Manager, which may be withheld for any reason or no reason, no Member, nor any Affiliate of a Member, may own any interest or invest in, or operate, independently or with others, directly or indirectly, any Person that owns or operates the same or similar business in the markets as the Business defined in Section 1.7. In the event Manager is also a Member and desires to own any interest or invest in, or operate, independently or with others, directly or indirectly, any Person that owns or operates a digital music streaming company, such Manager must call a vote of the Members and receive the approval of a Super-Majority-in-Interest excluding Manager's Percentage Interest for purposes of such vote.

(b) The parties hereto acknowledge and agree that: (i) the covenants and the restrictions contained in Section 6.11(a) are necessary, fundamental and required for the protection of the business of the Company and its Subsidiaries and relate to matters that are of a special, unique and extraordinary value; and (ii) a breach of Section 6.11(a) will result in irreparable harm and damages that cannot be adequately compensated by a monetary award, and accordingly the Company will be entitled to injunctive or other equitable relief to prevent or redress any such breach.

6.12. **Restriction on Members' Authority**. No Member is an agent of Company solely by virtue of being a Member, and no Member has the authority to act for or bind Company or any other Member solely by virtue of being a Member.

6.13. **Class A Members**. Class A members have the economic interest set forth in Section 4.13. Class A Members also have the voting rights as set forth in Article VI.

6.14. **Admission of Class A Members**. Subject to the limitations otherwise set forth in this Operating Agreement, Class A Members totaling a Super-Majority-in-Interest of 60% may determine in their sole discretion, at any time and from time to time, to admit one or more additional Class A members as they so determine in their sole discretion.

6.15. **Class B Members**. Class B Units may be awarded for various reasons as further explained in Section 6.15 according to their capital contributions in an amount and for a Percentage Interest as determined by the Manager. Class B members have the economic interest set forth in Section 4.13. Class B interests have no voting rights and no direct control in the management of the Company.

6.16. **Admission of Class B Members**. Subject to limitations otherwise set forth in this Agreement, the Manager shall have the right at any time and from time to time to admit one or more additional Class B members and/or to sell or award additional Class B Interests to Persons who are employed by or otherwise have benefitted the Company, upon such terms and conditions as determined by the Manager.

6.17. **Percentage Interest**. Considering the foregoing Capital Contributions, each Member's respective percentage of interest in the Company is as follows:

| | |
|---|---|
| **Damon Evans** | **8950 Class A Units** |
| **John Chipps- Harding** | **300 Class A Units** |
| **Units Outstanding** | **250 Class A Units** |
| **Units Outstanding** | **500 Class B Units** |

6.18. **Conditions for New Members**. Notwithstanding anything contained herein to the contrary, no Person at any time shall be admitted as a Member of the Company unless the Person delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement, as it may have been amended from time to time.

## ARTICLE VII.

## ACCOUNTING AND FINANCIAL REPORTING
## BOOKS, RECORDS, ACCOUNTING, REPORTS AND CERTAIN TAX MATTERS

7.1. **Fiscal Year**. The fiscal year of the Company (the "Fiscal Year") shall be the calendar year.

7.2. **Records**. The Company shall keep at its registered office proper and complete books of account adequate for its purposes which include the following information: the name and address of each Member; a copy of the Company's articles of organization and any amendments thereto; a copy of the Company's operating agreement and any amendments thereto; a copy of any Member's written promise to make a capital contribution to the Company; copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; and copies of any financial statements of the Company for the three (3) most recent years. These records and information regarding the affairs of the Company that is reasonably related to a Member's interest are open to inspection and copying by any Member or by the Member's authorized representative at any reasonable time during business hours.

7.3. **Basis of Accounting**. The Company books shall be kept on a cash basis; provided, however, that if applicable federal income tax law requires the Company to use an accrual method of accounting, the Company shall change its accounting method to an accrual method or to any other permissible method of accounting that the Members shall designate.

7.4. **Bank Accounts**. All funds of the Company are to be deposited in the Company's name in such bank account or money-market account or accounts as may be designated by the Members and may be withdrawn on the signature of such person or persons as the Members may authorize.

7.5. **Tax Matters Member**. The Members shall appoint a "tax matters partner" of the Company within the meaning of Code § 6231(a)(7).

7.6. **Annual Reports**. Within seventy-five (75) days after the close of the Company's fiscal year there shall be prepared and delivered, at the direction of the Members, a copy of the Internal Revenue Service Form K-1 as attached to the federal partnership tax return to be filed for the Company. Upon request by a Member, the Managing Members will provide a written report setting forth the following:

7.6(a). The assets and liabilities of the Company;
7.6(b). The net profit or net loss of the Company;
7.6(c). Such Member's Capital Account and the manner of its calculation; and
7.6.d). Any other information necessary to enable such Member to prepare the Member's individual income tax returns.

## ARTICLE VIII.
## INDEMNITY

8.1. **Company Indemnity of Members & Manager**. The doing of any act or the failure to do any act by a Member, Manager, or agent which shall not constitute fraud or intentional, wrongful misconduct in pursuance of the authority granted, the effect of which may cause or result in loss or damage to the Company, if done in good faith, shall not subject a Member, its affiliates, officers, directors, employees or their successors and assigns, to any liability; and, in such event, the Company will indemnify and hold harmless a Member, its affiliates, officers, directors, employees or their successors and assigns, from any claim, loss, expense, liability, action or damage resulting from or relating to any such act or omission, including without limitation reasonable fees and expenses of attorneys engaged by them in defense of such act or omission and other reasonable costs and expenses of litigation and appeal.

## ARTICLE IX.
## TRANSFER OF COMPANY INTERESTS

9.1. **Generally.** No member shall Transfer, encumber, or pledge all or any portion of the Member's Membership Interest or any rights therein without the written consent of the Manager and all of the Members. Any Transfer or attempted transfer by any Member in violation of the preceding sentence shall be null and void and of no effect whatever. A transferee will be admitted as a Substituted Member only as provided herein. Each member hereby acknowledges the reasonableness of the restriction on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable.

9.2. **Assignee's Rights**. If, pursuant to a Transfer of a Membership Interest consented to by the Manager and all Members as required hereunder or pursuant to a Transfer of a Membership Interest by operation of law without violation of this Agreement, a Person acquires a Membership Interest in the Company, but is not admitted as a Substituted Member, the Person shall be entitled to receive distributions and allocations with respect to the Membership Interest as set forth in this agreement, but shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not be entitled to vote or exercise any of the rights of a Member under the Act or this Agreement. No person taking or acquiring, by whatever means, the Membership Interest of any Member in the Company shall be admitted as a Substituted Member without the written consent of the Manager and all of the Members.

9.3. **Distributions and Allocations in Respect of Transferred Company Interests**. If any interest in the Company is sold, assigned or transferred during any accounting period in compliance with the provisions of this Article, Profits and Losses shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by law and selected by the Members. All distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee.

9.4. **Limitation on Sale or Exchange**. Unless otherwise consented to by the Manager, no interest in the Company may be sold or exchanged if such transaction, in light of the total of all other Company interests sold or exchanged within the period of twelve (12) consecutive months prior thereto, might, in the opinion of counsel for the Company, result in the termination of the Company under Code §708, as amended from time to time. Except as provided herein, no persons may be admitted to the Company as additional Members.

9.5. **Substitution Required for Vote**. Unless or until an assignee of an interest in the Company becomes a substitute Member, neither such assignee nor its assignor shall be entitled to exercise any vote with respect to such interest in the Company or exercise any other rights of a Member, except that the assignor shall be entitled to vote with respect to matters set forth in Section 8.5 hereof.

## ARTICLE X.
## DISSOLUTION AND WINDING UP

10.1. **Dissolution**. The Company shall dissolve upon the first to occur of any of the following events:

10.1(a). The expiration of the term of the Company if its existence is not perpetual;

10.1(b). Upon the sale or other disposition of all the assets to which the Company has any right, title and interest, and the distribution to the Members of the proceeds from such sale or other disposition;

10.1(c). Upon an order of dissolution by a court of competent jurisdiction or upon any recognized process of dissolution as provided by the laws of the State of Arizona;

10.1(d). Upon unanimous agreement among the Members;

10.1(e). Except as set forth in Sections 10.5 and 11.2 below, upon the withdrawal (including by death or any circumstance set forth in A.R.S. § 29-733) of any Member; provided, however, that the events described in A.R.S. §§ 29-733(4) or 29-733(5) shall not result in the withdrawal of a Member; or

10.1(f) Upon the acquisition by a single person of all outstanding interests in the Company.

10.2. **Winding Up**. Upon a dissolution of the Company, the Members or a trustee elected by the Members (the "Trustee") shall take full account of the Company's liabilities and Company Property, and the Company Property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order and priority.

10.2(a). To the payment and discharge of all of the Company's debts and liabilities (including those to Members), including the establishment of any necessary reserves; and then

10.2(b). To the reimbursement of expenses of the Members and payment of any fees to which the Members are entitled; and then

10.2(c). To the Members in accordance with the priorities for distributions set forth in Section 4.13.

10.3. **Distribution in Kind**. In lieu of liquidating the Company's assets, the Members or, in their stead, the Trustee, may elect, in its sole discretion, to distribute all or a portion of such assets in kind.

10.4. **Rights of Members**. No Person shall have the right to demand or receive property other than cash upon dissolution and termination of the Company (although the Members or Trustee may distribute property other than cash) or to demand the return of its Capital Contributions to the Company prior to dissolution and termination of the Company.

10.5. **Withdrawal**. No Member may voluntarily withdraw except as set forth in section 5.14. A Member who wrongfully withdraws shall be liable for the damages caused to the Company or Members thereby. Unless the withdrawing Member is the last Member, withdrawal shall not cause dissolution of the Company unless all of the remaining members consent to dissolution.

## ARTICLE XI
## DISSOCIATION

11.1. **Dissociation.** A Member shall cease to be a Member upon the happening of any of the following events:

(a)the Member's becoming a bankrupt Member;

(b) in the case of a Member who is a natural person, the death of the Member or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person estate;

(c)in the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

(d)in the case of a Member that is a separate organization other than a corporation, the dissolution and commencement of winding up of the separate organization;
(e)in the case of a Member that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; or
(f)in the case of an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company,
(g) voluntary withdrawal upon Company's approval, and
(h) involuntary withdrawal and expulsion of the Member for good cause shown upon the unanimous consent of the Remaining Members. For purposes of this Agreement "for good cause shown" shall mean the failure to pay and perform the Capital Contribution for the Member's Membership Interest as set forth in Article III as well as gross-negligence and deliberate misconduct.

11.2. **Purchase of Dissociated Member's Membership Interest**. Upon the Dissociation of a Member (a "Dissociated Member'), when the Remaining Members elect to continue the business of the Company, a Super-Majority-in-Interest of the Remaining Members, shall, subject to the provisions of the Act, elect one of the two following provisions:

(a) The Disassociated Member's Membership Interest shall be purchased by the Company for the Purchase Price specified below in Article XI. The Purchase Price of such interest shall be paid by the Company to the Member in cash within 60 days of determination of the Purchase Price or, at the Company's option, said debt may be on the terms of (i) a twenty percent (20%) down payment, with the remaining balance evidenced by a promissory note payable in sixty (60) equal monthly installments bearing interest at the Prime Rate, or (ii) the sale or other disposition of all of the assets of the Company; or

(b) The Dissociated Member, or assignee of Dissociated Member's Membership Interest, shall hold the Dissociated Member's Membership Interest as an Assignee.

11.3. **Purchase Price for Specified Transfers.** At any time, the Members may by unanimous agreement stipulate in writing the purchase price for each percentage of Percentage Interest subject to this Agreement. Otherwise, notwithstanding anything in this Section 11.3 to the contrary, by executing this Agreement the Members hereby agree that the "Purchase Price" of any Membership Interest at the time of Dissociation of any Member shall be two times (2X) the book value of the Membership Interest (i.e. Company net worth X Percentage Interest X two [2]) with said book value determined by accountants using standard accounting methods. In the event the Member leaves within one (1) year of becoming a Member the Purchase Price shall be one half of the above stated Purchase Price, i.e. one (1) X.

11.4. **Damages.** The provisions set forth herein shall not affect any claim for damages the Company may have against the Dissociated Member if such Dissociation is in, or caused by a, violation of this Agreement. The Company shall have the right to offset any payments due under this Article XI by any damages that the Company may incur as a result of a Dissociation of a Member in contravention of this Agreement.

**OPERATING AGREEMENT**
**Simple Machine, LLC**
**A Manager Managed Limited Liability Company**

# ARTICLE XII.
# MISCELLANEOUS

12.1. **Notices**. All notices under this Agreement shall be in writing and shall be given to the Members entitled thereto by personal service (including receipted confirmed facsimile), or by certified or registered mail, return receipt requested, or by recognized overnight courier service, to the Members at the addresses of each Member, as previously provided by each such Member to the Company. All notices shall be deemed given upon the actual receipt thereof.

12.2. **Validity of Agreement**. The invalidity of any portion of this Agreement shall not affect the validity of the remainder hereof.

12.3. **Titles and Captions**. Article and section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

12.4. **Person and Gender**. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and the word "person" shall include a corporation, firm, partnership or other form of association.

12.5. **Applicable Law, Jurisdiction, and Venue.** The terms and provisions of this Agreement and any dispute arising hereunder shall be governed by the laws of the State of Arizona. The Courts of the State of Arizona (including Maricopa County Superior Court) shall have the sole and exclusive jurisdiction in any case or controversy arising under this Agreement or by reason of this Agreement, and for this purpose each Member (and each person becoming a Member) hereby expressly and irrevocably consents to the jurisdiction of such Courts.

12.6. **Costs of Litigation**. In any action between the parties to enforce any of the terms of this Agreement or of any other contract relating to the Company or any action in any other way pertaining to Company affairs or this Agreement, the prevailing party shall be entitled to recover expenses, including reasonable attorney's fees and costs, including expenses and fees of any appeals.

12.7. **Including.** Whenever the term "including" is used herein, it shall be construed to mean "including, without limitation."

12.8. **Incorporation of Documents and Exhibits**. All documents and exhibits referred to herein are by this reference made a part hereof as though fully set forth herein.

12.9. **Entire Agreement**. This Agreement is the final integration of the agreement of the parties with respect to the matters covered by it and supersedes any prior understanding or agreements, oral or written, with respect thereto.

12.10. **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors in interest and assigns, but in no event shall

any party be relieved of its obligations hereunder without the express written consent of each other party.

12.11. **Time.** Time is of the essence of this Agreement and each provision hereof.

12.12. **Litigation.** The Members shall, in their sole discretion, prosecute, defend and settle such actions at law or in equity as they deem necessary to enforce or protect the interests of the Company. The Company and the Members shall respond to any final decree, judgment or decision of any court, board or authority having jurisdiction in the premises. The Members shall satisfy any such judgment, decree or decision first out of any insurance proceeds available therefore, next out of assets of the Company and finally as provided by law.

12.13. **Counterparts.** This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.

IN WITNESS WHEREOF, the parties hereto have hereunto set their respective hands as of the 29th day of April, 2016.

[SIGNATURE PAGE FOLLOWS]

**MEMBERS:**

Simple Machine, an Arizona Limited Liability Company.

By:

____________________________
Damon Evans
CEO/Member/Manager

By:

____________________________
John Chipps-Harding
CCT/Member

**OPERATING AGREEMENT**
**Simple Machine, LLC**
**A Manager Managed Limited Liability Company**

## SCHEDULE 1

## MEMBERS, UNITS, CLASSES, PERCENTAGE INTERESTS, CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

| Members | Units | Class of Units | Percentage Interest | Capital Contributions | Capital Account |
|---|---|---|---|---|---|
| Damon Evans | 8950 | A | 89.50% | | |
| John Chipps- Harding | 300 | A | 3.00% | | |
| Units Outstanding | 250 | A | 2.50% | | |
| Units Outstanding | 500 | B | 5.00% | | |
| | | | **100%** | | |

**OPERATING AGREEMENT**
**Simple Machine, LLC**
**A Manager Managed Limited Liability Company**

## EXHIBIT A

**Simple Machine, LLC**

**Limited Liability Company Agreement Joinder**

The undersigned hereby acknowledges that the undersigned has received and reviewed a true and correct copy of that certain Limited Liability Company Agreement of Simple Machine, LLC, an Arizona limited liability company, dated as of April 29th, 2016 (the "**LLC Agreement**").

This Limited Liability Company Agreement Joinder (this "**Joinder**") is hereby incorporated into and made a part of the LLC Agreement for all purposes. Company hereby acknowledges and agrees that the undersigned is hereby deemed a "Member" under the LLC Agreement for all purposes with the same effect as if the undersigned had been a signatory as a Member to the LLC Agreement initially, provided, however, that the undersigned's right to participate in the profits, losses and distributions of Company pursuant to the LLC Agreement shall begin as of the date of this Joinder.

The undersigned hereby approves, consents to and agrees to be bound by the terms, conditions and other provisions of the LLC Agreement to the extent that such terms, conditions and other provisions are expressly imposed upon the undersigned as a Member as provided therein. Company acknowledges and agrees that, as set forth in this Joinder, the undersigned shall have all of the rights of a Member subject to the terms, conditions and other provisions of the LLC Agreement.

Each capitalized term used in this Joinder, but not otherwise defined herein, shall have the meaning ascribed to such term in the LLC Agreement.

Dated:__________________

____________________________________________

*(signature)*

**Simple Machine, LLC,**
an Arizona limited liability company

By its Manager:

By:__________________________

Name: Damon Evans

Title: Manager